Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202354

This pricing supplement, which is not complete and may be changed, relates to an effective Registration Statement under the Securities Act of 1933. This pricing supplement and the accompanying product supplement, prospectus supplement and prospectus are not an offer to sell these notes in any country or jurisdiction where such an offer would not be permitted.

Pricing Supplement No.

Preliminary Pricing Supplement - Subject to Completion

(To Prospectus dated May 1, 2015, Series L

Prospectus Supplement dated May 4, 2015 and

Product Supplement EQUITY-1 dated July 30, 2015)

August 31, 2015

$         Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF, due September 25, 2019

•

The notes are unsecured senior notes issued by Bank of America Corporation (“BAC”). The notes do not guarantee a full return of your principal at maturity, and you could lose up to 100% of your principal.

•	Any payment due on the notes, including any repayment of principal, will be subject to our credit risk.

•	The notes will mature on September 25, 2019, unless previously called. The notes will not pay interest.

•

Payment on the notes will depend on the individual performance of the S&P 500® Index (the “SPX”) and the SPDR® S&P® Oil & Gas Exploration & Production ETF (the “XOP”) (each, an “Underlying,” and collectively, the “Underlyings”).

•

Prior to the maturity date, if the Observation Level of each Underlying is greater than or equal to its Initial Value on any annual Observation Date, the notes will be automatically redeemed, in whole but not in part, at 100% of the principal amount, together with the applicable Call Premium.

•

The “Call Premiums” will be [$180 to $220] per note if called on September 19, 2016 (which represents a return of [18% to 22%]), [$360 to $440] per note if called on September 18, 2017 (which represents a return of [36% to 44%]), [$540 to $660] per note if called on September 18, 2018 (which represents a return of [54% to 66%]), and [$720 to $880] per note if called on September 18, 2019 (which represents a return of [72% to 88%]). The actual Call Premiums will be determined on the pricing date.

•

At maturity, if the notes are not automatically called on the Valuation Date, the amount you will be entitled to receive per $1,000 in principal amount of the notes (the “Redemption Amount”) will depend on the individual performance of each Underlying. The Redemption Amount will be determined as follows:

•

If the Final Value of each Underlying is greater than its respective Downside Threshold Value, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Contingent Return of 10% ($1,100 per note).

•

If the Final Value of either Underlying is less than or equal to its respective Downside Threshold Value, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return of the Least Performing Underlying (each as defined below). In this case, the Redemption Amount will be less than or equal to 70% of the principal amount and could be zero.

•	The “Downside Threshold Value” with respect to each Underlying will be 70% of its Initial Value.

•	The “Least Performing Underlying” will be the Underlying with the lowest Underlying Return (as defined below).

•

The “Observation Dates” will be September 19, 2016, September 18, 2017, September 18, 2018, and September 18, 2019 (the “Valuation Date”), subject to postponement as described in product supplement EQUITY-1.

•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	The CUSIP number for the notes is 06048WRN2.

•

The initial estimated value of the notes will be less than the public offering price. As of the date of this pricing supplement, the initial estimated value of the notes at the time of pricing is expected to be at least $940 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-21 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price	$1,000.00	$
Underwriting Discount	$ 21.50	$

Proceeds (before expenses) to BAC	$ 978.50	$

* We or one of our affiliates will pay a fee of $21.50 per $1,000 in principal amount of the notes. For additional information relating to the plan of distribution, see “Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest” below.

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-5 of the accompanying prospectus supplement, and page 9 of the accompanying prospectus. You may lose some or all of your principal amount in the notes. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about September 25, 2015 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

SUMMARY

The Auto-Callable Notes Linked to the Least Performing of the S&P 500® Index and the SPDR® S&P® Oil & Gas Exploration & Production ETF, due September 25, 2019 (the “notes”) are our senior debt securities. The notes are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and any payment due on the notes, including any repayment of the principal amount, will be subject to our credit risk. Unless earlier called, the notes will mature on September 25, 2019.

The notes will be automatically called on the relevant annual Observation Date if the Observation Level of each Underlying is greater than or equal to its Initial Value on any Observation Date at an amount equal to the sum of the principal amount plus the applicable Call Premium. If the notes are not called and the Final Value of each Underlying is greater than its Downside Threshold Value, we will pay to you at maturity the product of (a) the principal amount multiplied by (b) one plus the Contingent Return of 10%. If the notes are not called and the Final Value of either Underlying is less than or equal to its Downside Threshold Value, we will pay to you at maturity an amount equal to the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return of the Least Performing Underlying. You may lose some or all of your principal amount at maturity.

Any payment on the notes depends on our credit risk and on the performance of the Underlyings. The economic terms of the notes are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements we enter into. Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

The initial estimated value of the notes as of the date of this pricing supplement is set forth on the cover page of this pricing supplement. The final pricing supplement will set forth the initial estimated value of the notes as of the pricing date. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-21.

Issuer:	Bank of America Corporation (“BAC”)

Term:	Four years, if not called prior to maturity

Issue Date:	September 25, 2015

Maturity Date:	September 25, 2019

Underlyings:	S&P 500® Index (Bloomberg symbol: “SPX”) and SPDR® S&P® Oil & Gas Exploration & Production ETF (Bloomberg symbol: “XOP”). See the section entitled “The Underlyings” below.

Interest Payments:	None

Automatic Call:	The notes will be automatically called if the Observation Level of each Underlying is greater than or equal to its Initial Value on any Observation Date. If the notes are automatically called, the Early Redemption Payment will be paid on the applicable Call Settlement Date.

Early Redemption Payment:	The sum of the principal amount plus the applicable Call Premium.

Call Premiums:

[$180 to $220] per note if called on September 19, 2016 (which represents a return of [18% to 22%]), [$360 to $440] per note if called on September 18, 2017 (which represents a return of [36% to 44%]), [$540 to $660] per note if called on September 18, 2018 (which represents a return of [54% to 66%]), and [$720 to $880] per note if called on September 18, 2019 (which represents a return of [72% to 88%]).

The actual Call Premiums will be determined on the pricing date.

Observation Dates:	September 19, 2016, September 18, 2017, September 18, 2018, and September 18, 2019. The Observation Dates are subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” of the product supplement.

Valuation Date:	September 18, 2019

Call Settlement Dates:	September 26, 2016, September 25, 2017, September 25, 2018, and September 25, 2019 (the maturity date), each of which is the fifth business day following the applicable Observation Date. The Call Settlement Dates are subject to postponement as described on page PS-17 of the product supplement.

Redemption Amount:

If the notes have not been automatically called, the Redemption Amount will be:

•    if the Final Value of each Underlying is greater than its Downside Threshold Value, the product of (a) the principal amount multiplied by (b) the sum of one plus the Contingent Return ($1,100 per note).

•    if the Final Value of either Underlying is less than or equal to its Downside Threshold Value, the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return of the Least Performing Underlying.

Contingent Return:	10%

Initial Value:	SPX: the closing level of the SPX on the pricing date. XOP: the Closing Market Price of the XOP on the pricing date.

Observation Level:	SPX: the closing level of the SPX on the applicable Observation Date. XOP: the Closing Market Price of the XOP on the applicable Observation Date multiplied by its Price Multiplier on that day.

Final Value:	The Observation Level of an Underlying on the Valuation Date.

Downside Threshold Value:	With respect to each Underlying, 70% of its Initial Value.

Underlying Return:	With respect to each Underlying,	(Final Value – Initial Value)
Initial Value

Least Performing Underlying:	The Underlying with the lowest Underlying Return.

Price Multiplier:	1, subject to adjustment for certain events relating to the XOP as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-21 of product supplement EQUITY-1.

Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), a subsidiary of BAC.

Selling Agent:	MLPF&S

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

You should read carefully the entire pricing supplement, product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

            The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling agent is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement, the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “BAC,” “we,” “us,” “our,” or similar references are to BAC.

Hypothetical Payments on the Notes

The examples below illustrate hypothetical payments on the notes on a $1,000 investment in the notes for a range of Observation Levels or Final Values of the Underlyings.

The examples are based on a hypothetical Call Premium of 20% of the principal amount if the notes are called on the first Observation Date, 40% if called on the second Observation Date, 60% if called on the third Observation Date, and 80% if called on the Valuation Date (the midpoint of the applicable Call Premium ranges), a hypothetical Initial Value of 2,000 for the SPX and $30 for the XOP, and a hypothetical Downside Threshold Value of 1,400 for the SPX and $21 for the XOP (70% of each Underlying’s respective hypothetical Initial Value). The actual Initial Value and Downside Threshold Value of each Underlying will be determined on the pricing date.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payment applicable to the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are called on the first Observation Date

Date	Observation Level	Payment (per Note)
First Observation Date	SPX: 2,000 (at or above its Initial Value) XOP: $35 (at or above its Initial Value)	$1,200 (principal amount plus the applicable Call Premium) (20% return)

In this example, since the Observation Level of each Underlying on the first Observation Date is greater than or equal to its Initial Value, the notes will be called, and we will pay on the applicable Call Settlement Date $1,200 per note (the sum of the principal amount plus the applicable Call Premium), reflecting a 20% return on the notes. You will not receive any further payments on the notes.

Example 2 — Notes are called on the Valuation Date

Date	Observation Level	Payment (per Note)
First Three Observation Dates	SPX: various (all at or above Initial Value) XOP: various (all below Initial Value)

Valuation Date	SPX: 2,600 (at or above its Initial Value) XOP: $30 (at or above its Initial Value)	$1,800 (principal amount plus the applicable Call Premium) (80% return)

In this example, even though the Observation Levels of the SPX are at or above its Initial Value on the first three Observation Dates, because the Observation Levels of the XOP are below its Initial Value, the notes will not be automatically called on any of the first three Observation Dates.

Since the Observation Level of each Underlying on the Valuation Date is greater than or equal to its Initial Value, the notes are called. We will pay on the maturity date $1,800 per note (the sum of the principal amount plus the applicable Call Premium), reflecting an 80% return on the notes.

Example 3 — Notes are NOT called and the Final Value of each Underlying is at or above its Downside Threshold Value.

Date	Observation Level / Final Value	Payment (per Note)
First Three Observation Dates	SPX: various (all below Initial Value) XOP: various (all at or above Initial Value)

Valuation Date	SPX: 1,800 (below Initial Value but above Downside Threshold Value) XOP: $25 (below Initial Value but above Downside Threshold Value)	$1,000 × (1 + 10%) = 1,100 (10% return)

This example illustrates that the notes will not be automatically called if the Observation Level of either Underlying is below its Initial Value on each Observation Date, including the Valuation Date.

Since the notes are not called but the Final Value of each Underlying is above its Downside Threshold Value, at maturity, we will pay $1,100 per note (the product of the principal amount multiplied by the sum of one plus the Contingent Return of 10%), reflecting a 10% return on the notes.

Example 4 — Notes are NOT called and the Final Value of one Underlying is below its Downside Threshold Value.

Date	Observation Level / Final Value	Payment (per Note)
First Three Observation Dates	SPX: various (all at or above Initial Value) XOP: various (all below Initial Value)

Valuation Date	SPX: 1,980 (above Downside Threshold Value) XOP: $3 (below Downside Threshold Value)	$1,000 ×	[	1+	($3 - $30 $30	)]	= $100
(-90% return)

This example illustrates that that the notes will not be automatically called if the Observation Level of either Underlying is below its Initial Value on each Observation Date, including the Valuation Date.

Since the notes are not called and the Final Value of the Least Performing Underlying, which is the XOP in this example, is less than its Downside Threshold Value, at maturity, we will pay you an amount based on the Underlying Return of the Least Performing Underlying. For purposes of this example, since the Underlying Return of the XOP is -90%, we will pay $100 per note, a 90% loss to you on the notes.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

General Risks Relating to the Notes

Your investment may result in a loss; there is no guaranteed return of principal. The notes are not principal protected. There is no fixed repayment amount of principal on the notes at maturity. If the notes are not called and the Final Value of either Underlying is at or below its Downside Threshold Value, the Redemption Amount will equal the principal amount multiplied by the sum of one plus the Underlying Return of the Least Performing Underlying. In that case, the Redemption Amount will be less than or equal to 70% of the principal amount and could be zero. As a result, depending on the performance of the Underlyings, you may lose all or a substantial portion of your principal.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Final Value of either Underlying exceeds its Downside Threshold Value or Initial Value. Payments on the notes will be limited only to the payments upon an automatic call, or the payment at maturity.

The notes are subject to a potential automatic early redemption, which would result in reinvestment risk. The notes are subject to a potential automatic early redemption. If the notes are automatically called on any Observation Date, you will be entitled to receive the principal amount and the applicable Call Premium. If the notes are redeemed prior to the maturity date, you may be unable to invest in other securities with a similar level of risk that could provide a return that is similar to the notes.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

If the notes are called, your investment return will be limited to the return represented by the applicable Call Premium and may be less than a comparable investment directly in the Underlyings, or the securities represented by or held by the Underlyings. If the notes are called, your return on the notes will be limited to the return represented by the applicable Call Premium, regardless of the extent to which the Observation Level of either Underlying exceeds its Downside Threshold Value or Initial Value. In contrast, a direct investment in the Underlyings or the securities represented by or held by the Underlyings would allow you to receive the benefit of any appreciation in their value. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the XOP or the securities represented by or held by the Underlyings and received the dividends paid or distributions made on them.

If the notes are not automatically called, your return on the notes will be limited to the Contingent Return of 10%.

In addition, unless otherwise set forth in the product supplement under “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs,” the Observation Levels of the XOP, including its Final Value, will not reflect the value of dividends paid, or distributions made, on the XOP, or any other rights associated with the XOP. Thus, any return on the notes will not reflect the return you would realize if you actually owned shares of the XOP.

Any payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, any payment on the notes is dependent upon our ability to repay our obligations on the applicable payment date. This will be the case even if the value of each Underlying increases after the pricing date. No assurance can be given as to what our financial condition will be at any time during the term of the notes.

Our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated decreases in our credit ratings or increases in our credit spreads prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the values of the Underlyings, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The public offering price you pay for the notes will exceed the initial estimated value. The initial estimated value of the notes that is provided in this pricing supplement, and that will be provided in the final pricing supplement, are each an estimate only, determined as of a particular point in time by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads, our internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the values of the Underlyings, our internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in “Structuring the Notes” below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors, including changes in the values of the Underlyings. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that the selling agent will act as a market-maker for the notes, but neither we nor the selling agent is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. The selling agent may discontinue its market-making activities as to the notes at any time. To the extent that the selling agent engages in any market-making activities, it may bid for or offer the notes. Any price at which the selling agent may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time the selling agent were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The payment on the notes will not reflect changes in the values of the Underlyings other than on the Observation Dates. Changes in the values of the Underlyings during the term of the notes other than on the Observation Dates will not affect the amount of payment on the notes or whether the notes will be called. The calculation agent will determine whether the notes will be called, and calculate the Redemption Amount, by comparing only the Initial Value or the Downside Threshold Value to the Observation Level or the Final Value for each Underlying. No other values of the Underlyings will be taken into account. As a result, the notes will not be called even if the value of each Underlying has increased at certain times during the term of the notes before decreasing to a value that is less than its Initial Value as of an Observation Date. Similarly, if the notes are not called, you will receive less than the principal amount at maturity even if the value of each Underlying has increased at certain times during the term of the notes before decreasing to a value that is less than or equal to its Downside Threshold Value as of the Valuation Date.

Because the notes are linked to the lesser performing (and not the average performance) of the two Underlyings, you may not receive any return on the notes and may lose some or all of your principal amount even if the Observation Level of one Underlying is always greater than or equal to its Downside Threshold Value. Your notes are linked to two Underlyings, and a change in the value of one Underlying may not correlate with changes in the value of the other Underlying. Even if the Observation Level of one Underlying is at or above its Initial Value, the notes will not be called if the Observation Level of the other Underlying is below its Initial Value. Similarly, if the notes are not called, even if the Final Value of one Underlying is above its Downside Threshold Value, you will lose at least 30% of your principal if the Final Value of the other Underlying is at or below its Downside Threshold Value.

The stocks held by the XOP are concentrated in one sector. All of the stocks held by XOP are issued by companies in the oil and gas exploration and production sector. As a result, the stocks that will determine the performance of the XOP are concentrated in one sector. Although an investment in the notes will not give holders any ownership or other direct interests in the stocks held by the XOP, the return on an investment in the notes will be subject to certain risks associated with a direct equity investment in companies in the oil and gas exploration and production sector. Accordingly, by investing in the notes, you will not benefit from the diversification which could result from an investment linked to companies that operate in multiple sectors.

The stocks of companies in the oil and gas sector are subject to swift price fluctuations. The issuers of the stocks held by the XOP develop and produce, among other things, crude oil and natural gas, and provide, among other things, drilling services and other services related to oil and gas production and distribution. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for oil and gas products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, the stocks of companies in this sector are subject to swift price fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for oil and gas products and services in general, as well as negative developments in these other areas, would adversely impact the value of the stocks held by the XOP, the market price of the XOP, and the value of the notes.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. Under the terms of the notes, you will have agreed with us to treat the notes as callable single financial contracts, as described under “U.S. Federal Income Tax Summary—General.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the notes, the timing and character of income, gain or loss with respect to the notes may differ. No ruling will be requested from the IRS with respect to the notes and no assurance can be given that the IRS will agree with the statements made in the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

*   *   *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the product supplement prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this pricing supplement.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

Prior to maturity, the notes are not repayable at your option. The notes may be automatically called as described under “—Automatic Call.”

If any payment on the notes is due on a day that is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Automatic Call

The notes will be automatically called in whole, but not in part, if the Observation Level of each Underlying on any Observation Date is greater than or equal to its Initial Value. Upon an early redemption, you will receive the Early Redemption Payment on the applicable Call Settlement Date. You will not receive any additional payments on the notes after that Call Settlement Date.

The “Early Redemption Payment” will be the principal amount plus the applicable Call Premium.

The “Call Premiums” will be as follows:

•	[$180 to $220] per note if called on September 19, 2016 (which represents a return of [18% to 22%]),

•	[$360 to $440] per note if called on September 18, 2017 (which represents a return of [36% to 44%]),

•	[$540 to $660] per note if called on September 18, 2018 (which represents a return of [54% to 66%]), and

•	[$720 to $880] per note if called on September 18, 2019 (which represents a return of [72% to 88%]).

The actual Call Premiums will be determined on the pricing date.

Redemption Amount

If your notes are not automatically called, then at maturity, subject to our credit risk as issuer of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•

If the Final Value of each Underlying is greater than its Downside Threshold Value, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) one plus the Contingent Return of 10% ($1,100 per note).

•

If the Final Value of either Underlying is less than or equal to its Downside Threshold Value, the Redemption Amount will equal the product of (a) the principal amount multiplied by (b) the sum of one plus the Underlying Return of the Least Performing Underlying. In this case, the Redemption Amount will be less than or equal to 70% of the principal amount of the notes and could be zero.

The “Least Performing Underlying” will be the Underlying that has the lowest Underlying Return.

The “Underlying Return” for each Underlying will be equal to:

(Final Value – Initial Value)
Initial Value

Determining the Initial Value, the Observation Level and the Final Value of Each Underlying

The “Initial Value” for the SPX will be its closing level on the pricing date. The “Initial Value” for the XOP will be its Closing Market Price on the pricing date.

The “Observation Level” for the SPX will be its closing level on the applicable Observation Date. The “Observation Level” for the XOP will be its Closing Market Price on the applicable Observation Date multiplied by its Price Multiplier on that day.

The “Final Value” for each Underlying will be its Observation Level on the Valuation Date.

The Observation Dates are subject to postponement as set forth in the product supplement, in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates.”

Events of Default and Acceleration

If an event of default, as defined in the Senior Indenture, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the Senior Indenture will be equal to the amount described under the captions “—Automatic Call” or “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the Valuation Date were the third trading day prior to the date of acceleration. The Call Premium shall be pro-rated according to the period of time elapsed between the issue date and the date of acceleration. In case of a default in the payment of the notes, whether at their maturity or upon acceleration, the notes will not bear a default interest rate.

THE UNDERLYINGS

All disclosures contained in this pricing supplement regarding the Underlyings, including, without limitation, their composition, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of S&P Dow Jones Indices LLC (“SPDJI”), the sponsor of the SPX, and SSgA Funds Management, Inc. (“SSFM”), the sponsor and advisor of the XOP. We refer to SPDJI and SSFM as the “Underlying Sponsors.” The Underlying Sponsors have no obligation to continue to publish or list, and may discontinue publication or listing of, the Underlyings. The consequences of the Underlying Sponsors discontinuing publication or listing of the Underlyings are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” and “—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” in the product supplement. None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of either of the Underlyings or any successor index or successor ETF.

The selection of the Underlyings is not a recommendation to invest in any of the Underlyings. Neither we nor any of our affiliates make any representation to you as to the future performance of the Underlyings.

You should make your own investigation into the Underlyings.

S&P 500® Index

The SPX is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the SPX is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The Underlying Sponsor chooses companies for inclusion in the SPX with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the Underlying Sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the Underlying Sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the SPX, with the approximate percentage of the market capitalization of the SPX included in each group as of July 31, 2015 indicated in parentheses: Consumer Discretionary (12.9%); Consumer Staples (9.6%); Energy (7.1%); Financials (16.8%); Health Care (15.6%); Industrials (9.9%); Information Technology (19.8%); Materials (2.9%); Telecommunication Services (2.4%); and Utilities (2.9%). The Underlying Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the SPX to achieve the objectives stated above.

The Underlying Sponsor calculates the SPX by reference to the prices of the constituent stocks of the SPX without taking account of the value of dividends paid on those stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the index constituent stocks and received the dividends paid on those stocks.

Computation of the Index

While the Underlying Sponsor currently employs the following methodology to calculate the SPX, no assurance can be given that the Underlying Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the SPX was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Underlying Sponsor began shifting the SPX halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the SPX to full float adjustment on September 16, 2005. The Underlying Sponsor’s criteria for selecting stocks for the SPX did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the SPX.

Under float adjustment, the share counts used in calculating the SPX reflect only those shares that are available to investors, not all of a company’s outstanding shares. Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the SPX. Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block. If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding. As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders. This calculation is subject to a 5% minimum threshold for control blocks. For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Underlying Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold. However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Underlying Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control. For companies with multiple classes of stock, the Underlying Sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The SPX is calculated using a base-weighted aggregate methodology. The level of the SPX reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the SPX is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the SPX, it serves as a link to the original base period level of the SPX. The index divisor keeps the SPX comparable over time and is the manipulation point for all adjustments to the SPX, which is index maintenance.

Index Maintenance

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the SPX, and do not require index divisor adjustments.

To prevent the level of the SPX from changing due to corporate actions, corporate actions which affect the total market value of the SPX require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the SPX remains constant and does not reflect the corporate actions of individual companies in the SPX. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company’s acquisition of another company in the SPX are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.

The following graph sets forth the daily historical performance of the SPX in the period from January 2008 through July 2015. This historical data on the SPX is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the level of the SPX during any period set forth below is not an indication that the level of the SPX is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the hypothetical Downside Threshold Value of the SPX of 1,392.21, assuming an Initial Value of 1,988.87, which was its closing level on August 28, 2015 (the actual Initial Value and Downside Threshold Value of the SPX, which will be 70% of its Initial Value, will be determined on the pricing date).

Before investing in the notes, you should consult publicly available sources for the levels of the SPX.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by S&P Dow Jones Indices LLC. “Standard & Poor’s®”, “S&P 500®” and “S&P®” are trademarks of S&P. These trademarks have been sublicensed for certain purposes by our subsidiary, MLPF&S. The SPX is a product of S&P Dow Jones Indices LLC and/or its affiliates and has been licensed for use by MLPF&S.

The notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices’ only relationship to MLPF&S with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us, MLPF&S, or the notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of MLPF&S or holders of the notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the SPX will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by us, but which may be similar to and competitive with the notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, MLPF&S, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND MLPF&S, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

SPDR® S&P® Oil & Gas Exploration & Production ETF

Information provided to or filed with the SEC relating to XOP under the Securities Exchange Act of 1934 can be located by reference to its Central Index Key, or CIK, 1064642 through the SEC’s website at http://www.sec.gov. Additional information about the XOP may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not made any independent investigation as to the accuracy or completeness of such information.

The XOP seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Oil & Gas Exploration & Production Select Industry® Index (the “Underlying Index”). The Underlying Index represents the oil and gas exploration and production sub-industry portion of the S&P Total Market IndexTM (“S&P TMI”), an index that measures the performance of the U.S. equity market. The XOP is composed of companies that are in the oil and gas sector exploration and production. As of August 28, 2015, there were 74 oil and gas exploration and production sector companies included in the XOP. As of August 28, 2015, no single company represented more than 2.50% of the XOP’s holdings.

The XOP utilizes a “replication” investment approach in attempting to track the performance of the Underlying Index. The XOP typically invests in substantially all of the securities which comprise the Underlying Index in approximately the same proportions as the Underlying Index. The XOP will normally invest at least 80% of its total assets in common stocks that comprise the Underlying Index.

The Underlying Index

The Underlying Index is an equally-weighted index that is designed to measure the performance of the oil and gas exploration and production sub-industry portion of the S&P Total Market Index (“S&P TMI”), an index that measures the performance of the U.S. equity market. The S&P TMI includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, and the NASDAQ Capital Market. Each of the component stocks in the Underlying Index is a constituent company within the oil and gas sub-industry portion of the S&P TMI.

To be eligible for inclusion in the Underlying Index, companies must be in the S&P TMI, and must be included in the relevant Global Industry Classification Standard (GICS) sub-industry. The GICS was developed to establish a global standard for categorizing companies into sectors and industries. In addition, companies must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All U.S. companies satisfying these requirements are included in the Underlying Index. The total number of companies in the Underlying Index should be at least 35. If there are fewer than 35 stocks, stocks from a supplementary list of highly correlated sub-industries that meet the market capitalization and liquidity thresholds above are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the Underlying Index as of each rebalancing effective date.

Eligibility factors include:

Market Capitalization: Float-adjusted market capitalization should be at least US$400 million for inclusion in the Underlying Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the Underlying Index at each rebalancing.

Liquidity: The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the Underlying Index rebalancing reference date. Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the Underlying Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the Underlying Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the Underlying Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile: U.S. companies only.

Takeover Restrictions: At the discretion of the index sponsor, constituents with shareholder ownership restrictions defined in company organizational documents may be deemed ineligible for inclusion in the Underlying Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the Underlying Index.

Turnover: The index sponsor believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the Underlying Index, not for continued membership. As a result, an index constituent that appears to violate the criteria for addition to the Underlying Index will not be deleted unless ongoing conditions warrant a change in the composition of the Underlying Index.

Computation of the Underlying Index

The Underlying Index is equally-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology used in all of the index sponsor’s equity indices.

The initial divisor is set to have a base index value of 1,000 on December 17, 1999. The index value is calculated as the index market value divided by the index divisor:

Index Value = Index Market Value / Divisor

In order to maintain index series continuity, the divisor is also adjusted at each rebalancing.

(Index Value) before rebalancing = (Index Value) after rebalancing

Therefore,

(Divisor) after rebalancing = (Index Market Value) after rebalancing / (Index Value) before rebalancing

At each quarterly rebalancing, the stocks underlying the Underlying Index are initially equally-weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the Underlying Index is more than can be traded in a single day for a US$ 500 million portfolio.

The index sponsor calculates a maximum basket liquidity weight for each stock in the Underlying Index using the ratio of its three-month average daily value traded to US$500 million. Each stock’s weight in the Underlying Index is then compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the Underlying Index to the uncapped component stocks. If necessary, a final adjustment is made to ensure that no stock in the Underlying Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, the index sponsor will make no further adjustments. If the Underlying Index contains exactly 22 companies as of the rebalancing effective date, the Underlying Index will be equally weighted without basket liquidity constraints.

The following graph sets forth the daily historical performance of the XOP in the period from January 2008 through July 2015. This historical data on the XOP is not necessarily indicative of its future performance or what the value of the notes may be. Any historical upward or downward trend in the price of the XOP during any period set forth below is not an indication that the price of the XOP is more or less likely to increase or decrease at any time over the term of the notes. The horizontal line in the graph represents the hypothetical Downside Threshold Value of the XOP of $26.02, assuming an Initial Value of $37.17, which was its Closing Market Price on August 28, 2015 (the actual Initial Value and Downside Threshold Value of the XOP, which will be 70% of its Initial Value, will be determined on the pricing date).

Before investing in the notes, you should consult publicly available sources for the prices and trading pattern of the XOP.

The following table shows the quarterly high and low closing prices of the shares of the XOP on its primary exchange from the first quarter of 2008 through August 28, 2015. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

		High ($)	Low ($)
2008	First Quarter	$55.79	$45.14
	Second Quarter	$71.38	$54.47
	Third Quarter	$71.06	$42.70
	Fourth Quarter	$43.38	$23.01

2009	First Quarter	$33.47	$23.41
	Second Quarter	$38.25	$27.58
	Third Quarter	$39.61	$28.51
	Fourth Quarter	$43.37	$36.91

2010	First Quarter	$44.07	$39.22
	Second Quarter	$45.83	$38.57
	Third Quarter	$42.85	$38.03
	Fourth Quarter	$52.75	$42.17

2011	First Quarter	$64.44	$52.75
	Second Quarter	$64.97	$54.71
	Third Quarter	$65.21	$42.86
	Fourth Quarter	$57.56	$39.99

2012	First Quarter	$61.34	$52.67
	Second Quarter	$57.85	$45.20
	Third Quarter	$59.35	$48.73
	Fourth Quarter	$57.37	$50.69

2013	First Quarter	$62.10	$55.10
	Second Quarter	$62.61	$54.71
	Third Quarter	$66.47	$58.62
	Fourth Quarter	$72.72	$65.02

2014	First Quarter	$71.83	$64.04
	Second Quarter	$83.45	$71.19
	Third Quarter	$82.08	$68.83
	Fourth Quarter	$66.84	$42.75

2015	First Quarter	$53.94	$42.55
	Second Quarter	$55.63	$46.43
	Third Quarter (through August 28, 2015)	$45.22	$32.83

SUPPLEMENT TO THE PLAN OF DISTRIBUTION; ROLE OF MLPF&S

AND CONFLICTS OF INTEREST

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

MLPF&S will sell the notes to other broker-dealers that will participate in the offering and that are not affiliated with us, at a purchase price equal to 97.85% of the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. MLPF&S has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount.

We may deliver the notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than three business days from the pricing date, purchasers who wish to trade the notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

MLPF&S and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlyings and the remaining term of the notes. However, neither we nor any of our affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we or any of our affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that MLPF&S may pay to repurchase the notes will depend upon then prevailing market conditions, our creditworthiness and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlyings. As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes at the time the terms of the notes are set and on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatilities of the Underlyings, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

MLPF&S has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 above and “Use of Proceeds” on page PS-14 of product supplement EQUITY-1.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the IRS, and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

Although there is no statutory, judicial, or administrative authority directly addressing the characterization of the notes, we intend to treat the notes for all tax purposes as callable single financial contracts linked to the Underlyings and under the terms of the notes, we and every investor in the notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes in accordance with such characterization. This discussion assumes that the notes constitute callable single financial contracts linked to the Underlyings for U.S. federal income tax purposes. If the notes do not constitute callable single financial contracts, the tax consequences described below would be materially different.

This characterization of the notes is not binding on the IRS or the courts. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or any similar instruments for U.S. federal income tax purposes, and no ruling is being requested from the IRS with respect to their proper characterization and treatment. Due to the absence of authorities on point, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain, and no assurance can be given that the IRS or any court will agree with the characterization and tax treatment described in this pricing supplement. Accordingly, you are urged to consult your tax advisor regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative characterizations.

Unless otherwise stated, the following discussion is based on the characterization described above. The discussion in this section assumes that there is a significant possibility of a significant loss of principal on an investment in the notes.

We will not attempt to ascertain whether the Underlyings or the issuer of any of the component stocks included in the Underlyings would be treated as a “passive foreign investment company” (“PFIC”), within the meaning of Section 1297 of the Code or a United States real property holding corporation, within the meaning of Section 897(c) of the Code. If an Underlying or the issuer of one or more stocks included in the Underlyings were so treated, certain adverse U.S. federal income tax consequences could possibly apply to a holder of the notes. You should refer to information filed with the SEC by the Underlyings and the issuers of the component stocks included in the Underlyings and consult your tax advisor regarding the possible consequences to you, if any, if an Underlying or any issuer of the component stocks included in the Underlyings is or becomes a PFIC or is or becomes a United States real property holding corporation.

U.S. Holders

Upon receipt of a cash payment at maturity or upon a sale, exchange or redemption of the notes prior to maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes will equal the amount paid by that holder to acquire them. Subject to the discussion below concerning the possible application of the “constructive ownership” rules under Section 1260 of the Code, this capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year. The deductibility of capital losses is subject to limitations.

Possible Application of Section 1260 of the Code. Since one of the Underlyings is the type of financial asset described under Section 1260 of the Code (including, among others, any equity interest in pass-thru entities such as exchange traded funds, regulated investment companies, real estate investment trusts, partnerships, and passive foreign investment companies, each a “Section 1260 Financial Asset”), while the matter is not entirely clear, there may exist a risk that an investment in the notes will be treated, in whole or in part, as a “constructive ownership transaction” to which Section 1260 of the Code applies. If Section 1260 of the Code applies, all or a portion of any long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. Holder in taxable years prior to the taxable year of the sale, exchange, redemption, or settlement (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange, or settlement).

If an investment in the notes is treated as a constructive ownership transaction, it is not clear to what extent any long-term capital gain of a U.S. Holder in respect of the notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of the notes will equal the excess of (i) any long-term capital gain recognized by the U.S. Holder in respect of the notes and attributable to Section 1260 Financial Assets, over (ii) the “net underlying long-term capital gain” (as defined in Section 1260 of the Code) such U.S. Holder would have had if such U.S. Holder had acquired an amount of the corresponding Section 1260 Financial Assets at fair market value on the original issue date for an amount equal to the portion of the issue price of the notes attributable to the corresponding Section 1260 Financial Assets and sold such amount of Section 1260 Financial Assets at maturity or upon sale, exchange, or redemption of the notes at fair market value. Unless otherwise established by clear and convincing evidence, the net underlying long-term capital gain is treated as zero and therefore it is possible that all long-term capital gain recognized by a U.S. Holder in respect of the notes will be recharacterized as ordinary income if Section 1260 of the Code applies to an investment in the notes. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code to an investment in the notes.

As described below, the IRS, as indicated in Notice 2008-2 (“Notice”), is considering whether Section 1260 of the Code generally applies or should apply to the notes, including in situations where the Underlying is not the type of financial asset described under Section 1260 of the Code.

Alternative Tax Treatments. Due to the absence of authorities that directly address the proper tax treatment of the notes, prospective investors are urged to consult their tax advisors regarding all possible alternative tax treatments of an investment in the notes. In particular, the IRS could seek to subject the notes to the Treasury regulations governing contingent payment debt instruments. If the IRS were successful in that regard, the timing and character of income on the notes would be affected significantly. Among other things, a U.S. Holder would be required to accrue original issue discount every year at a “comparable yield” determined at the time of issuance. In addition, any gain realized by a U.S. Holder at maturity, or upon a sale, exchange, or redemption of the notes generally would be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

The IRS released the Notice, which sought comments from the public on the taxation of financial instruments currently taxed as “prepaid forward contracts.” The scope of the Notice may extend to instruments similar to the notes. According to the Notice, the IRS and Treasury are considering whether a holder of such instruments should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” generally applies or should generally apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

In addition, proposed Treasury regulations require the accrual of income on a current basis for contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on those contracts, and requires current accrual of income for some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS or Treasury publishes future guidance requiring current economic accrual for contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the IRS could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the IRS could possibly assert that any gain or loss that a holder may recognize at maturity or upon sale, exchange or redemption of the notes should be treated as ordinary gain or loss.

It is possible that the IRS could assert that a U.S. Holder’s holding period in respect of the notes should end on the applicable Observation Date, even though such holder will not receive any amounts in respect of the notes prior to the redemption or maturity of the notes. In such case, if the applicable Observation Date is not in excess of one year from the original issue date, a U.S. Holder may be treated as having a holding period in respect of the notes equal to one year or less, in which case any gain or loss such holder recognizes at such time would be treated as short-term capital gain or loss.

As the Underlyings periodically rebalance, it is possible that the notes could be treated as a series of single financial contracts, each of which matures on the next rebalancing date. If the notes were properly characterized in such a manner, a U.S. Holder would be treated as disposing of the notes on each rebalancing date in return for new notes that mature on the next rebalancing date, and a U.S. Holder would accordingly likely recognize capital gain or loss on each rebalancing date equal to the difference between the holder’s tax basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Non-U.S. Holders

Except as discussed below, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on any gain from the sale, exchange or redemption of the notes or their settlement at maturity, provided that the Non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business. Notwithstanding the foregoing, gain from the sale, exchange or redemption of the notes or their settlement at maturity may be subject to U.S. federal income tax if that Non-U.S. Holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of the sale, exchange, or redemption and certain other conditions are satisfied.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if any gain realized on the sale, exchange, redemption, or settlement of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax, generally will be subject to U.S. federal income tax on such gain on a net income basis in the same manner as if it were a U.S. Holder. Such Non-U.S. Holders should read the material under the heading “—U.S. Holders,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by any applicable tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under proposed Treasury regulations, payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, may be treated as dividend equivalents. If enacted in their current form, the regulations will impose a withholding tax on payments made on the notes on or after January 1, 2016 that are treated as dividend equivalents. However, the Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible. Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. Non-U.S. Holders should consult their own tax advisors regarding the tax consequences of such alternative characterizations.

U.S. Federal Estate Tax. Under current law, while the matter is not entirely clear, individual Non-U.S. Holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, a note is likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in a note.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.